Via Facsimile (416) 777-4747 and U.S. Mail


Christopher W. Morgan, Esq.					August 8, 2006
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750, P.O. Box 258
Toronto, Ontario M5K 1J5
(416) 777-4700

RE:	Canada Southern Petroleum Ltd.
	Schedule TO-T, as amended
	Filed by Canadian Superior Energy Acquisitions Inc.
	and Canadian Superior Energy Inc.
	Date Filed: June 19, 2006
	File No. 005-80168

Dear Mr. Morgan:

We have reviewed your correspondences dated August 3, 2006 and August 4, 2006 and have the following comments. All defined terms used herein have the same meaning as ascribed to them in these letters.

1. We note that you maintain that you have not yet commenced the offer for which consideration includes the Exchangeable Shares. Please confirm that when you do commence your offer for which consideration includes the Exchangeable Shares that such offer will remain open for 20 business days.

2. To the extent that you are making this new offer including
Exchangeable Shares, please advise us of the application of Rule
14e-5.

3. Please advise us of what prophylactic measures have been instituted to ensure that security holders are not executing the existing letter of transmittal with the expectation of receiving the new class of securities, or Exchangeable Shares.

Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3257.

 						Sincerely,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions

cc:  Thomas W. Greenberg
(Skadden, Arps, Slate, Meagher & Flom LLP)